Exhibit 99.18

COMMUNIQUÉ DE PRESSE

Provence-Alpes-Côte d’Azur : un nouvel investissement majeur de TotalEnergies à la bioraffinerie de La Mède en 2024

Paris, le 28 juin 2023 –TotalEnergies accélère la transformation de sa bioraffinerie de La Mède (Bouches-du-Rhône) et investira 70 millions € en 2024 afin d’avoir la capacité de traiter jusqu’à 100% de déchets issus de l’économie circulaire pour produire des biocarburants.

L’investissement, prévu dans le cadre du premier grand arrêt de la bioraffinerie en 2024, permettra de moderniser les installations du site pour qu’il puisse traiter davantage d’huiles de cuisson usagées et graisses animales. Depuis 2019, la plateforme de La Mède, qui accueille la première bioraffinerie française de taille mondiale, est capable de produire 500 000 tonnes par an de diesel renouvelable.

Cette décision s’inscrit dans l’objectif de la Compagnie d’atteindre 75% de déchets issus de l’économie circulaire parmi les matières premières utilisées pour produire des biocarburants à partir de 2024 ainsi que dans l’accélération de la production de carburants aériens durables pour positionner la Compagnie parmi les leaders de ce marché

« Ce nouvel investissement majeur pour un site industriel en France permet à la bioraffinerie de La Mède de poursuivre sa transformation initiée en 2015. Résolument tournée vers des énergies bas carbone porteuses de croissance pour TotalEnergies et pour la région Provence-Alpes-Côte d’Azur, La Mède est un exemple de reconversion industrielle réussie », a déclaré Bernard Pinatel, directeur général de la branche Raffinage-Chimie de TotalEnergies.

TotalEnergies contribue à l’attractivité industrielle de la région PACA

Dans le cadre du projet de transformation de la bioraffinerie de La Mède, dont le chantier a mobilisé plus de 1200 emplois locaux équivalent temps plein et pour lequel plus de 65% des marchés ont été confiés à des entreprises locales, TotalEnergies a mis en œuvre une Convention Volontaire de Développement Économique et Social dotée de 5 millions d’euros dédiée au développement industriel, à la recherche & à l’innovation. Ainsi, TotalEnergies a soutenu 14 projets d’unités industrielles dans le bassin de Fos-Berre, contribuant ainsi à la création de plus de 400 emplois.

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À propos de TotalEnergies

TotalEnergies est une compagnie multi-énergies mondiale de production et de fourniture d’énergies : pétrole et biocarburants, gaz naturel et gaz verts, renouvelables et électricité. Ses plus de 100 000 collaborateurs s'engagent pour une énergie toujours plus abordable, plus propre, plus fiable et accessible au plus grand nombre. Présente dans près de 130 pays, TotalEnergies inscrit le développement durable dans toutes ses dimensions au cœur de ses projets et opérations pour contribuer au bien-être des populations.

Contacts TotalEnergies

Relations Médias : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Avertissement

Les termes « TotalEnergies », « compagnie TotalEnergies » et « Compagnie » qui figurent dans ce document sont utilisés pour désigner TotalEnergies SE et les entités consolidées que TotalEnergies SE contrôle directement ou indirectement. De même, les termes « nous », « nos », « notre » peuvent également être utilisés pour faire référence à ces entités ou à leurs collaborateurs. Les entités dans lesquelles TotalEnergies SE détient directement ou indirectement une participation sont des personnes morales distinctes et autonomes. Ce document peut contenir des déclarations prospectives. Elles peuvent s’avérer inexactes dans le futur et sont dépendantes de facteurs de risques. Ni TotalEnergies SE ni aucune de ses filiales ne prennent l’engagement ou la responsabilité vis-à-vis des investisseurs ou toute autre partie prenante de mettre à jour ou de réviser, en particulier en raison d’informations nouvelles ou événements futurs, tout ou partie des déclarations, informations prospectives, tendances ou objectifs contenus dans ce document. Les informations concernant les facteurs de risques susceptibles d’avoir un effet défavorable significatif sur les résultats financiers ou les activités de TotalEnergies sont par ailleurs disponibles dans les versions les plus actualisées du Document d’Enregistrement Universel déposé par TotalEnergies SE auprès de l’Autorité des marchés financiers et du Form 20-F déposé auprès de la United States Securities and Exchange Commission (“SEC”).